Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 19, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10972
FT High Income Municipal Model Portfolio, Series 4
(the “Trust”)
CIK No. 1981574 File No. 333-273469

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the High Yield Securities Risk factor includes disclosure relating to distressed debt securities. If investment in distressed municipal bonds is a principal investment for the Trust, please add appropriate disclosure.

Response:The Trust notes that the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure and certain of the Funds held by the Trust invest in high yield securities, which may include distressed debt securities. If, based on the Trust’s final portfolio, the Trust has material exposure to distressed municipal bonds, relevant disclosure will be added to the Trust’s prospectus.

Risk Factors

2.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdiction experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon